Spirit Hoods, Inc



ANNUAL REPORT

309 W 38th St

Los Angeles, CA 90037

0

www.spirithoods.com

This Annual Report is dated June 21, 2023.

BUSINESS

SpiritHoods, Inc. ("Spirithoods" or the "Company") is a C-Corporation organized under the laws of the state of Delaware that manufactures and retails apparel, headwear, and home goods products. The Company's business model consists of Direct to Consumer sales focused on women and men ages 18-40. Our apparel and home goods products are sold across the United States, Canada, Australia, and parts of Europe through our direct-to-consumer business online. We believe the Company has proven its ability to scale and grow in an ever-changing landscape of fashion as an expert in faux (fake) fur fashion - an industry that is growing rapidly and has an excellent customer base with over 22,000 5-star reviews.

Life is an adventure.

SpiritHoods is an online brand dedicated to the celebration of life, and to the connection with yourself, the animal kingdom, and those around you. We design animal-inspired apparel, accessories, home goods, and other products that create extraordinary experiences and help people to bring the spirit of the wild into their everyday lives.

When you shop with SpiritHoods you are supporting endangered animals.

With every purchase, SpiritHoods donates a portion of net profits to the conservation of endangered animals and their habitat. With your help, we continue to raise money and awareness for the beautiful animals of the world, which desperately need our help more than ever.

Spirit Hoods, Inc. was incorporated on March 25, 2022, as a domestic c-corporation under Delaware law. The Company was originally organized as SpiritHoods, LLC under Oregon law on November 13, 2009, as a limited liability company. It then filed as a foreign limited liability corporation under California law on October 4, 2010, until August 10, 2018, when it terminated its foreign corporation status in California. On this same date, the Company organized as a limited liability corporation under Delaware law as Spirit Hoods, LLC and filed a new foreign limited liability corporation in California.

On March 25, 2022, it converted from a Delaware limited liability company to a Delaware c-corporation as Spirit Hoods, Inc. On April 18, 2022, the corporation filed as a foreign stock corporation under California law.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $103,675.95
Number of Securities Sold: 51,837
Use of proceeds: Marketing, Inventory
Date: April 24 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

The following discussion is based on our professionally reviewed operating data. Financial results incorporate data from the Company's prior limited liability corporation entity.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

2021 was a successful year for the company as we experienced record revenues and unit sales. Global 2021 gross revenues exceeded $5.3 million dollars up to more than 51% from 2019. This increase in sales was primarily driven by US-based Direct to Consumer Sales. We believe that this improved performance was primarily driven by: product expansion, web optimizations to increase coneversions, improvements to customer service, quality creative content, brand collaborations, and online ad spend.

Cost of Sales

Cost of Sales in 2021 is approximately $1.74 million in the fiscal year 2021, up approximately $160K from 2020's cost of sales of $158K. The increase in the cost of sales was caused by the increase in revenue from 2020 to 2021 by 12%, and the increase in cogs related to supply chain issues.

Gross Margins

Gross profit in 2021 was $2,981,313, up from 2020's gross profit of $2,547,677, an increase of $433,636. We expect gross margins as a percentage of revenue to increase from 63% to 65% by 2023. This improvement will primarily be driven by a significant increase in higher-margin direct-to-consumer sales and a reduction in COGS through diversification in manufacturing.

Expenses

2021 operating expenses were $3,006,983, up $629,866 from expenses of $2,377,117 in 2020. This increase in operating expense was primarily due to hiring additional staff, increasing marketing expenses, strategic changes, improvements to ecommerce functionality, supply chain related COGS increases, S/S product development, the cost of borrowing short-term capital, and other investments designed to improve long-term growth of the company. We believe there is opportunity to reduce costs in several key areas (by % of income) associated with advertising spend, cogs, domestic and international freight, the cost of borrowing funds, and other key areas of the company to drive profitabiltiy (by % of income) higher without comprimising revenue goals.

	2022	2021	2020
Gross Revenue	$4,196,341.31	$5,443,747	$4,753,934
COGS	$1,556,130.27	$1,747,142.	$1,586,789

Gross Profit $2,640,211.04 $2,981,313 $2,547,677

Gen. & Admin $971,003.95 $1,482,902. $1,230,070

Sales & Marketing $1,707,012.54 $1,524,081 $1,147,047

Total Operating Exp $3,347,337.79 $3,006,983 $2,377,117

Interest Expenses $30,978.64. $88,417 $39,282

Other Income. $9,080.97 $(163,476) $0

Provisions - Income Tax. $2,494.74 $8,200 $7,068

Net Income $ -706,948.58 $41,189 $124,210

Historical results and cash flows:

The Company is currently in the middle stages of it's planned growth trajectory, generating more than $5.3 million dollars in gross revenue in the fiscal year 2021, up from 2020 by 12%. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future as we are still investing significant capital into growth initiatives to establish brand awareness.

Past cash was primarily generated through short-term debt, equity investments, seasonal revenue, and government loans. Our goal is to continue our growth trajectory and amplify cash flows by incorporating additional revenue channels from proven and internally verified modalities (ie Wholesale Business, Int. Distribution, Amazon, eBay, and others), as well as minimize the overall cost per customer acquisition. By allocating resources to the launch of new (internally tested and proven successful) revenue-generating channels, improved SEO and marketing programs, and R&D of seasonless product, we estimate a significant improvement in both revenue and profitability.

In Q2 of 2022, we received an SBA EIDL Loan totalling $2 milliion dollars, allowing us to consolidate short term debt and continue the expansion and growth of the company.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $679,343.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Greg Wheelock
Amount Owed: $80,000.00
Interest Rate: 0.0%
During 2017, The Company received loan from Greg, father of the owner of the company, in the amount of $80,000 without interest. As of December 31, 2019 and December 31, 2018, the

outstanding balances were $80,000 and $80,000 respectively. The loan is classified as short term loan. And there has been no change as of Dec 31 2022

Creditor: Qasim Khan
Amount Owed: $73,500.00
Interest Rate: 0.0%
Maturity Date: December 31, 2029
During 2017, the Company received a loan from Qasim Khan in the amount of $150,000. The loan has no interest rate and matures on December 31, 2029. As of December 31, 2019, and December 31, 2018, the loan had an outstanding balance of $97,500 and $104,000 respectively and amount of $6,000 and $6,500 was classified as current portion while the remainder portion was classified as non-current. As of December 31 2022 the outstanding balance is $73,500 and is current.

Creditor: PayPal Working Capital Loan
Amount Owed: $51,568.55
Fee: $1,972
The Company initially borrowed $75,000 form PayPal working capital. As of Dec 31 2022 the balance owed is $51,568.55

Creditor: SBA
Amount Owed: $2,000,000.00
Interest Rate: 3.75%
Maturity Date: June 16, 2050
On June 16, 2020, the Company received a loan in the amount of $150,000 from the U.S. Small Business Administration (SBA). On March 16th, the company received an additional $350,000 increase from the SBA, for a total loan amount of $500,000. On May 1st 2022, the company received an additional $1,500,000 increase from the SBA, for a total loan amount of $2,000,000.The loan carries an interest rate of 3.75% per year and the monthly installment payments, including principal and interest of $9,936, will begin twenty four months from the date of the original promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory Note.

Creditor: Wayflyer
Amount Owed: $250,000.00
Interest Rate: 6.0%
Maturity Date: July 14, 2022

Creditor: Credit Card Short Term Debt Amex, Chase Bank, US Bank
Amount Owed: $150,000
Interest Rate: 18%
Maturity Date: Monthly Re-occuring payments
As of December 31st 2022 the company utilizes credit cards to make purchases and earn rewards to cover the cost of travel. Credit Cards are paid off continuously, so balances fluctuate from zero to $200,000.00 monthly. All payments and balances due are current.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

Name: Chase 'Latif' Hamilton

Chase 'Latif' Hamilton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: November, 2009 - Present
Responsibilities: Responsible for the implementation of strategic initiatives and oversight of company mission/vision, and operations. Salary $140k

Position: Designer
Dates of Service: November, 2009 - Present
Responsibilities: Create, manage, and design all categories of apparel to meet the look and feel of the brand and culture.

Position: President
Dates of Service: January, 2022 - Present
Responsibilities: As president I ensure the Board acts consistently with Board policies. The president is authorized to use any reasonable interpretation of the provisions in the Board Process and Board-Management Relationship policies. The president chairs and sets the agenda for Board meetings.

Position: Treasurer
Dates of Service: January, 2022 - Present
Responsibilities: I create, implement, and review financial policies for the corporation. Review the cash flow and investment activities of the corporation to ensure they're properly managed. Ensure that sufficient taxes are paid. Create and maintain the corporation's annual budget for each fiscal (financial)

Position: Principal Accounting Officer
Dates of Service: January, 2022 - Present
Responsibilities: responsible for expenditure and forecasted revenues in the annual budget.

Position: Director
Dates of Service: January, 2022 - Present
Responsibilities: I am the appointed member of the board of directors that directs or manages a corporation. Corporate directors are responsible for making decisions regarding the supervision of the entire enterprise as well as their products and services.

Name: Michael Marley Marotta

Michael Marley Marotta's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Marketing Director
Dates of Service: November, 2009 - Present
Responsibilities: Responsible for brand and e-commerce strategy, visual creative direction, and advertising. Salary $115k

Position: Secretary
Dates of Service: January, 2022 - Present
Responsibilities: responsible for proactively collaborating with board members to set up meetings, giving proper notice of any meetings, and promptly distributing materials like agendas and minutes

Position: Director
Dates of Service: January, 2022 - Present
Responsibilities: I am an appointed member of the board of directors that directs or manages a corporation. Corporate directors are responsible for making decisions regarding the supervision of the entire enterprise as well as their products and services.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders

Title of class: Common Stock
Stockholder Name: Chase 'Latif' Hamilton
Amount and nature of Beneficial ownership: 3,750,000
Percent of class: 50.0

Title of class: Common Stock
Stockholder Name: Michael Marley Marotta
Amount and nature of Beneficial ownership: 3,750,000
Percent of class: 50.0

RELATED PARTY TRANSACTIONS

Name of Entity: Greg Wheelock
Relationship to Company: Family member
Nature / amount of interest in the transaction: During 2017, the Company received a loan from Greg, father of the owner of the company, in the amount of $80,000 without interest rate.

Material Terms: As of December 31, 2019 and December 31, 2018, the outstanding balances were $80,000 and $80,000 and the loan has been classified as non-current.

Name of Entity: Qasim Khan
Relationship to Company: Family member
Nature / amount of interest in the transaction: During 2017, The Company received a loan from Qasim Khan, father in law of the owner of the company, in the amount of $150,000. The loan carries no interest rate the Company shall make minimum payments of $500 each month. As of December 31 , 2019 and December 31, 2018, the outstanding balances were $97,500 and $104,000 respectively and the amount of $6,000 and $6,500 was classified as current portion while the remainder portion was classified as non-current.
Material Terms: On October 1, 2020, the Company entered second promissory note agreement with Qasim Khan in the amount of $92,570. The loan carries an interest rate pf 2.5% and payments of $500, per month shall be due and payable on the first of each month beginning November 1, 2020, and shall continue the same day of each month through the maturity date. Any unpaid amounts due under this note shall be due and payable on December 31, 2029.
As of December 31 2022 all payments and balances are current and the outstanding balance is $73,500.00

OUR SECURITIES

During the Equity Crowd Fund Campaign (closed as of December 7th 2022), the company had authorized equity stock. As part of the Regulation Crowdfunding raise, the Company offered up to 535,000 of Common Stock. The total amount of stock purchased was $103,675.95. Number of Securities Sold: 51,837

Common Stock

The amount of security authorized is 15,000,000 with a total of 7,500,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Non voting shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $2,000,000 in this offering, and may close on any investments that are made. If the Company manages to raise only a portion of the amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." If the Company cannot raise sufficient funds in total for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. Terms of subsequent financings may adversely impact your investment We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority

Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on SpiritHoods or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on SpiritHoods could harm our reputation and materially negatively impact our financial condition and business. Financial performance is impacted by capital funding Our ability to continue on our forecasted course will be determined in large part by our ability to complete this offering, which will enable us to fund our expansion plans and realize our business objectives. Though we have profited in 2020, and grown in 2021, we incur net losses in the first half of every year, including 2022. As we plan to increase our expenses to drive growth in the coming years, if we are unable to obtain adequate funding from this proposed offering or in the future, or if we are unable to grow our revenue to achieve and sustain profitability, we may not be able to continue as a going concern. Brand reputation depends on the continued effectiveness of our marketing, product quality and customer experience. We believe that our brand image and brand awareness is vital to the success of our business. The SpiritHoods name is integral to our business as well as to the implementation of our strategies for expanding our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. As we execute our growth strategy, our ability to successfully expand into new markets or to maintain the strength and distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect in continued meaningful ways with our customer base. Among other things, we rely on social media platforms, such as Instagram and Twitter, to help implement our marketing strategies and promote our brand. Our brand and reputation may be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, if we fail to deliver innovative and high- quality products acceptable to our customers, or if we face a product recall. Negative publicity regarding the production methods of any of our suppliers or manufacturers could adversely affect our reputation and sales and force us to locate alternative suppliers or manufacturing sources. Additionally, any harm to our brand and reputation could have a material adverse effect on our financial condition. The successful development and introduction of innovative products is required to maintain and increase revenue and profitability. Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands. All of our products are subject to changing consumer preferences and we cannot predict such changes with any certainty. Product trends in the outerwear, loungewear, home goods, headwear and accessories market can change rapidly. We will need to anticipate, identify and respond quickly to changing trends and consumer demands in order to provide the merchandise our customers seek and maintain our brand image. If we cannot identify changing trends in advance, fail to react to changing trends or misjudge the market for a trend, our sales could be adversely affected, and we may be faced with missed opportunities. As a result, we may be forced to mark down our merchandise in order to dispose of slow-moving inventory, which may result in lower profit margins, negatively impacting our financial condition and results of operations. Even if we are successful in anticipating consumer demands, our ability to adequately react to and execute on those demands will in part depend upon our continued ability to develop and introduce fashionable and functional, high-quality products. If we fail to design products in the categories and styles that consumers want, demand for our products could decline and our brand image could be negatively impacted. Our failure to effectively introduce new products and enter into new product categories that are accepted by consumers could result in excess inventory, inventory write-downs, decreases in gross margins and a decrease in net revenues, which could have a material adverse effect on our financial condition. An economic downturn could adversely affect consumer discretionary spending and demand for products. Our operating results are affected by the relative condition of the United States economy as many of our products may be considered discretionary items for consumers. As a lifestyle brand that depends primarily on consumer discretionary spending, our customers may reduce their spending and purchases due to job loss or fear of job loss, foreclosures, bankruptcies, higher consumer debt and interest rates, reduced access to credit, falling home prices, increased taxes, and/or lower consumer confidence. Consumer demand for our products may not reach our targets, or may decline, when there is an economic downturn or economic uncertainty. Current, recent past, and future conditions may also adversely affect our pricing and liquidation strategy; promotional activities, product liquidation, and decreased demand for consumer products could affect profitability and margins. On-line customer traffic is difficult to forecast. As a consequence, sales, operating, and financial results for a particular period are difficult to predict, and, therefore, it is difficult to forecast expected results for future periods. Any of the foregoing factors could have a material adverse effect on our business, results of operations, and financial condition and could adversely affect our stock price. Additionally, many of the effects and consequences of U.S. and global financial and economic conditions could potentially have a material adverse effect on our liquidity and capital resources, including the ability to raise additional capital, if needed, or could otherwise negatively affect our business and financial results. For example, global economic conditions may also adversely affect our suppliers' access to capital and liquidity with which to maintain their inventory, production levels, and product quality and to operate their businesses, all of which could adversely affect our supply chain. Market instability could make it more difficult for us and our suppliers to accurately forecast future product demand trends, which could cause us to carry too much or too little merchandise in various product categories. Accurately forecasting demand for products is necessary to operate the company successfully. To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in demand for our products or for products of our competitors, our failure to accurately forecast acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions, and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair our brand image and have an adverse effect on gross margin. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce products to meet our customer requirements, and this could result in delays in the shipment of our products and our ability to recognize revenue, lost sales, as well as damage to our reputation and distributor relationships. Fashion is a highly competitive market, and competition may adversely effect market share, revenue, or profitability. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and direct retailers of faux fur products and animal inspired apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing. Many of our competitors have significant competitive advantages, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution, and other resources than we do. As a result, these competitors may be better equipped than we are to influence consumer preferences or otherwise increase their market share by: • quickly adapting to changes in customer requirements or consumer preferences; • discounting excess inventory that has been written down or written off; • devoting resources to the marketing and sale of their products, including significant advertising campaigns, media placement, partnerships and product endorsement; and • engaging in lengthy and costly intellectual property and other disputes. Our inability to compete successfully against our competitors and maintain our gross margin could have a material adverse effect on our business, financial condition and results of operations. Reliance on 3rd party suppliers and manufacturers to provide materials for and to produce our products We rely on third-party suppliers primarily located outside of the United States to provide raw materials for and to produce our products. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions, tariffs and embargos, or any other change in local conditions. We may experience a significant disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption, we may be unable to locate alternative materials suppliers of comparable quality at an acceptable price, or at all. We do not have any long-term supply contracts in place with any of our suppliers and we compete with other companies, including many of our competitors, for fabrics, raw materials, production and import quota capacity. We have occasionally received, and may in the future receive, shipments of products that fail to comply with our specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, we may incur substantial expense to remedy the problems and may be required to obtain replacement products. If we fail to remedy any such problem in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by our customers, our customers could lose confidence in our products or we could face a product recall. In such an event our brand reputation may be negatively impacted which could negatively impact our results of operations. In addition, we do not own or operate any manufacturing facilities and rely solely on unaffiliated manufacturers primarily located outside the United States to manufacture our products. As of 2021, approximately 75% of our products were manufactured in China, and the remainder in other regions. Increases in the costs of labor and other costs of doing business in the countries in this area could significantly increase our costs to produce our products and could have a negative impact on our operations, net revenue, and earnings. In addition, certain of our manufacturers are subject to government regulations related to wage rates, and therefore the labor costs to produce our products may fluctuate. Factors that could negatively affect our business include a potential significant revaluation of the currencies used in these countries, which may result in an increase in the cost of producing products, labor shortage and increases in labor costs, and difficulties in moving products manufactured out of the countries in which they are manufactured and through the ports on the western coast of North America, whether due to port congestion, labor disputes, product regulations and/or inspections or other factors, and natural disasters or health pandemics. A labor strike or other transportation disruption affecting these ports could significantly disrupt our business. In addition, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of "normal trade relations" status with any country in which our products are manufactured, could significantly increase our cost of products and harm our business. These and other factors beyond our control could result in our third-party suppliers and manufacturers being unable to fill our orders in a timely manner. If we experience significant increased demand, or we lose or need to replace an existing third- party supplier and manufacturer as a result of adverse economic conditions or other reasons, we may not be able to secure additional manufacturing capacity when required or on terms that are acceptable to us, or at all, or manufacturers may not be able to allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to find new third-party suppliers or manufacturers, we may encounter delays in production and added costs as a result of the time it takes to train our manufacturers on our methods, products and quality control standards. Moreover, it is possible that we will experience defects, errors, or other problems with their work that will materially affect our operations and we may have little or no recourse to recover damages for these losses. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower net revenues and net income both in the short and long term. Corona may adversely affect our supply chain. The impact of the coronavirus or any other pandemic could adversely affect our supply chain and/or consumer behavior. The impact of the coronavirus outbreak is still effecting the economy, supply chains, ports, shipping costs and other aspects of business at this time, and could have some impact on the manufacturers on which we rely that are located in affected areas. At this point, the extent to which the coronavirus may continue to impact our results is uncertain. Our sales and gross margins may decline as a result of increasing product costs Our business is subject to significant pressure on costs and pricing caused by many factors, including competition, constrained sourcing capacity and related inflationary pressure, increased raw materials costs, and changes in consumer demand. These factors may cause us to experience increased costs, reduce our prices to consumers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs or increased retail prices, and could have a material adverse effect on our financial conditions, operating results and cash flows. The fabrics used in our products include synthetic fabrics whose raw materials include petroleum-based products, as well as natural fibers such as cotton. Significant price fluctuations or shortages in petroleum, acrylic, polyester, or other raw materials can materially adversely affect our cost of goods sold. In addition, the United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition and results of operations. Our sales and gross margins may be adversely effected by increasing freight costs. Freight costs are impacted by changes in fuel prices through surcharges, among other factors. Fuel prices and surcharges affect freight costs both on inbound freight from suppliers to the distribution center as well as outbound freight from the distribution center to stores/shops, supplier returns and third-party liquidators, and shipments of product to customers. The cost of transporting our products for distribution and sale is also subject to fluctuation due in large part to the price of oil. Because most of our products are manufactured abroad, our products must be transported by third parties over large geographical distances and an increase in the price of oil can significantly increase costs. Manufacturing delays or unexpected transportation delays can also cause us to rely occasionally on airfreight to achieve timely delivery to our customers, which significantly increases freight costs. Increases in fuel prices, surcharges, and other potential factors may increase freight costs. Any of these fluctuations may increase our cost of products and have an adverse effect on our margins, results of operations and financial condition. Our financial results may be negatively impacted by trademark or copyright infringements and the need to protect intellectual property. Our success depends in large part on our brand image. We believe our company's name, logo, domain name, registered and unregistered trademarks, patents, copyrights, domain names, and social media handles are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of copyright, trademark, patent, trade dress and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows. If we cannot protect our intellectual property rights, our brand identity and the goodwill we created for our company may diminish, causing our sales to decline. Significant cash flow is required to service all debt relating to inventory purchasing, operations, marketing, and equipment for growth. Ff we are unable to generate enough cash flow we may not satisfy our debt obligations Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capitalor restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due. We will likely need to raise aditional capital required for continued growth of the business, and we may not be able to raise capital on acceptable terms in the future. Growing and operating our business will require significant cash outlays and capital expenditures and commitments. We have utilized cash on hand and cash generated from operations, accessed our credit facility and issued equity and debt securities as sources of liquidity. If cash on hand and cash generated from operations are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through equity or debt financing, to fund our growth. Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon market conditions. In addition, any equity securities we issue, including any preferred stock, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities in theory may be lower than the offering price per share of our Class A Common Stock. The holders of any equity securities we issue, including any preferred stock, may also have rights, preferences or privileges which are senior to those of existing holders of Class A Common Stock. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business. Our future success depends on our key executive and creative officers, as well as our ability to attract and retain qualified personnel Our future success largely depends upon the continued services of our executive and creative officers and management team, especially our Chief Executive Officer and Marketing Director (the founders). Additionally, we may incur expenses to recruit and retain new executive members or management staff in the event they are unable to perform their duties as required. Finally, we do not maintain "key person" life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock. In addition, our continuing ability to attract and retain highly qualified personnel, especially employees with experience in the fashion and marketing industries, will also be critical to our success because we will need to hire and retain additional personnel as our business grows. There can be no assurance that we will be able to attract or retain highly qualified personnel. We face significant competition for skilled personnel in our industries. This competition may make it more difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, we may forced to grow our business at a slower rate, which could adversely affect our financial condition or business. As a result, the value of your investment could be significantly reduced or completely lost. If the technology systems we use to give our customers the ability to shop with us online do not function effectively, our operating results could be materially adversely affected. The substantial majority of our customers shop with us through our e-commerce website and mobile application. Increasingly, customers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. Any failure on our part to provide an attractive, effective, reliable, user- friendly e-commerce platform that offers a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of sales, harm our reputation with customers, and could have a material adverse impact on our business and results of operations. Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information, and financial and other personally identifiable information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Advanced attacks are multi-staged, unfold over time, and utilize a range of attack vectors with military- grade cyber weapons and proven techniques, such as spear phishing and social engineering, leaving organizations and users at high risk of being compromised. The vast majority of data breaches, whether conducted by a cyber attacker from inside or outside of the organization, involve the misappropriation of digital identities and user credentials. These credentials are used to gain legitimate access to sensitive systems and high-value personal and corporate data. Many large, well-known organizations have been subject to cyber-attacks that exploited the identity vector, demonstrating that even organizations with significant resources and security expertise have challenges securing their identities. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, a disruption of our operations, damage to our reputation, or a loss of confidence in our business, any of which could adversely affect our business, revenues, and competitive position. As of 2021, the company does carry data breach insurance. Organizations face growing regulatory and compliance requirements. New and evolving regulations and compliance standards for cyber security, data protection, privacy, and internal IT controls are often created in response to the tide of cyber-attacks and will increasingly impact organizations. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation with stricter enforcement and higher penalties. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business and brand. Our business is effected by seasonality Our business is affected by the general seasonal trends common to the retail apparel industry. This seasonality may adversely affect our business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different quarters within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period. We may identify material weaknesses in the future that could cause us to fail to meet our reporting obligations or results in material misstatement of our financial statements. If we fail to remedy such an event, our ability to accurately and timely report our financial results could be adversely affected Our management is responsible for establishing and maintaining adequate control over financial reporting. The company currently uses a third party accounting service provider that uses US generally accepted accounting princepals. Control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. A failure to identify material weaknesses in the future, could adversely affect our ability to report financial information, including our filing of annual and semi-annual reports with the Commission on a timely and accurate basis. Investors in this offering are bound by the governing law and jurisdiction provision contained in the subscription agreement, which limits an investors ability to bring lawsuits in connection with this offering In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. The provision does not apply to lawsuits arising under the federal securities laws; investors will not be deemed to have waived our compliance with federal securities law and the rules and regulations thereunder. As a result, it may be more difficult for investors located outside the State of California to bring a legal claim against us for certain claims due to cost and geographic limitations. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations. In certain circumstances, investors in this offering will not have dissenters rights The subscription agreement that investors will execute in connection with the offering contains a "drag- along provision" related to the sale, dissolution, or merger of the company whereby investors agree to vote any shares they own in the same manner as the majority holders of our other classes of voting stock. Specifically, and without limitation, if the board of directors and majority holders of our other classes of stock may determine to sell the company, depending on the nature of the transaction, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests. This investment is illiquid There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. Although the company intends to apply in the future for quotation of its common stock on an over-the-counter market, or similar, exchange, there are a number of requirements that the company may or may not be able to satisfy in a timely manner. Even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 21, 2023.

Spirit Hoods, Inc

By   /s/ *Chase Hamilton*

    Name: Spirit Hoods Inc

    Title: CEO, Officer

Exhibit A

FINANCIAL STATEMENTS

Spirit Hoods LLC

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 USBank Checking 9315	0.00
1010 Petty Cash	1,030.00
1020 USBank Checking 1099	213,741.59
1030 PayPal-USD	31,231.60
1031 Paypal - Other Currency	808.99
Total Bank Accounts	**$246,812.18**
Accounts Receivable	
1100 Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1115 Undeposited Funds	0.00
1200 Inventory Asset	0.00
1210 Finished Goods	1,197,772.18
1215 Finished Goods - Other	8,766.73
1220 WIP & Raw Materials	0.00
1230 Raw Materials - Fur	120,679.66
1235 Raw Materials - Fabric	83,806.72
1240 Raw Materials - Trims & Acc	2,416.27
1245 Cutting, Sewing & Other Svcs	0.00
Total 1220 WIP & Raw Materials	**206,902.65**
Total 1200 Inventory Asset	**1,413,441.56**
1300 Clearing Accounts	
1310 House AR Clearing	0.00
1320 Online Sales Clearing	18,351.41
1321 Clearing Acct - Returns	0.00
Total 1300 Clearing Accounts	**18,351.41**
1340 Prepaid Expenses	52,610.49
1345 Prepaid Taxes	0.00
1350 Other Receivable	114,476.33
1360 Loan to Mac M Cutting, Inc	8,056.50
1370 Due to/from Yemenici	0.00
1380 Due to/from Shanglim	0.00
Total Other Current Assets	**$1,606,936.29**
Total Current Assets	**$1,853,748.47**
Fixed Assets	
1510 Leasehold Improvements	27,394.00
1520 Office Equipment	52,960.70

	TOTAL
1530 Furniture & Fixtures	7,804.07
1540 Production and Warehouse Equip	56,104.56
1600 Accumulated Depreciation	-102,360.74
Total Fixed Assets	**$41,902.59**
Other Assets	
1700 Rental and Other Deposits	13,983.60
Total Other Assets	**$13,983.60**
TOTAL ASSETS	**$1,909,634.66**

LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	519,465.23
Total Accounts Payable	**$519,465.23**
Credit Cards	
2010 US Bank Visa	47,156.45
2020 Chase 2844 - SW Air	24,699.01
2030 Amex 1009	38,306.78
Total Credit Cards	**$110,162.24**
Other Current Liabilities	
2200 Other Payables & Accrued Liab	
2210 Sales Tax Payable	32,096.20
2215 Gift Cards Payable	22,816.30
2220 Accrued Expenses	0.00
2230 Accrued Payroll	20,881.08
2250 Suspense	0.00
Total 2200 Other Payables & Accrued Liab	75,793.58
2300 Notes Payable - Current	
2320 Qasim Khan - Current	6,000.00
2335 SBA PPP Loan	0.00
Total 2300 Notes Payable - Current	6,000.00
2350 Merchant Loans	
2352 Paypal Working Capital Loan	0.00
2353 AMEX Merchant Loan	0.00
2354 Shopify Merchant Loan	386,576.84
2355 Wayflyer Loan	352,191.54
Total 2350 Merchant Loans	738,768.38
2400 Notes Payable - Members	
2410 Notes Payable - Donglim	0.00
2415 Note Payable - Shanglim LLC	250,000.00
2420 Notes Payable - Shannon Fabrics	0.00
Total 2400 Notes Payable - Members	250,000.00
Total Other Current Liabilities	**$1,070,561.96**
Total Current Liabilities	**$1,700,189.43**

	TOTAL
Long-Term Liabilities	
2500 Notes Payable- LT Portion	
2510 Loan from Greg	80,000.00
2520 Loan from Qasim Khan	79,500.00
2530 SBA EIDL - LT	150,000.00
Total 2500 Notes Payable- LT Portion	**309,500.00**
Total Long-Term Liabilities	**$309,500.00**
Total Liabilities	**$2,009,689.43**
Equity	
3000 Opening Bal Equity	0.00
3100 Partner One Equity - Chase	
3110 Partner One Draws	-57,601.49
3120 Partner One Earnings	-30,889.36
3130 Partner One Investments	15,000.00
Total 3100 Partner One Equity - Chase	**-73,490.85**
3200 Partner Two Equity-Marley	
3210 Partner Two Draws	-43,244.12
3220 Partner Two Earnings	-39,508.94
3230 Partner Two Investments	15,000.00
Total 3200 Partner Two Equity-Marley	**-67,753.06**
3300 Partner Equity - Shanglim, LLC	
3320 Shanglim - Earnings	0.00
3330 Partner Investments	0.00
Total 3300 Partner Equity - Shanglim, LLC	**0.00**
3500 Retained Earnings	0.00
Parter Four Equity-Ashley (deleted)	
Parnter Four Draws	0.00
Parnter Four Earnings	0.00
Partner Four Buy Out	0.00
Total Parter Four Equity-Ashley (deleted)	**0.00**
Partner Three Equity-Alex (deleted)	0.00
Partner Three Draws	0.00
Partner Three Earnings	0.00
Total Partner Three Equity-Alex (deleted)	**0.00**
Net Income	41,189.14
Total Equity	**$ -100,054.77**
TOTAL LIABILITIES AND EQUITY	**$1,909,634.66**

Spirit Hoods LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
4000 Retail Sales	
4010 Online Sales / Shopify	5,386,614.02
4020 Returns & Allowances - DTC	-492,586.45
4300 Retail Discounts	-335,303.89
Total 4000 Retail Sales	**4,558,723.68**
4050 DTC - Samples, FB Live, Other	112,598.71
4100 Wholesale Sales	
4110 Wholesale Sales	57,133.00
Total 4100 Wholesale Sales	**57,133.00**
Total Income	**$4,728,455.39**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5300 COGS - Online Sales	1,662,014.40
5310 COGS - Other	41,804.71
5320 COGS - Wholesale	43,322.82
Total 5000 Cost of Goods Sold	**1,747,141.93**
Total Cost of Goods Sold	**$1,747,141.93**
GROSS PROFIT	**$2,981,313.46**
Expenses	
6100 Selling Expenses	
6105 Marotta, LLC	90,000.00
6110 Labor - Marketing	
6111 Marketing Wages	69,246.32
6112 Payroll Taxes - Mktg	5,737.25
Total 6110 Labor - Marketing	**74,983.57**
6120 Marketing Expenses	
6121 Marketing Consultant	234,962.54
6122 Online Advertising	778,854.24
6123 E-Commerce	157,188.48
6124 Mktg Print Materials	3,510.81
6125 Marketing Supplies	10,202.23
6126 Marketing Travel Exp	2,353.20
6127 Mktg Meal & Entertain	2,720.43
Total 6120 Marketing Expenses	**1,189,791.93**
6140 Promotions	
6141 Promotional Product	55,482.30
6142 Public Relations Retainer	9,100.00
Total 6140 Promotions	**64,582.30**

	TOTAL
6150 Photoshoots	
6151 Photoshoot Consultant	32,771.19
6152 Models	25,375.00
6153 Photographer	16,108.83
6154 Photoshoot Rentals	2,311.20
6155 Photoshoot Supplies	7,096.40
6156 Photoshoot Travel Exp	882.31
6157 Photoshoot Meals & Ent	5,549.10
Total 6150 Photoshoots	**90,094.03**
6180 Commissions & Royalties	
6185 Royalties Net	14,629.31
Total 6180 Commissions & Royalties	**14,629.31**
Total 6100 Selling Expenses	**1,524,081.14**
6300 General & Admin	
6310 Consulting - Latif	102,000.00
6320 Labor - Gen & Admin	
6322 Administration Wages	75,837.11
6323 Customer Service Wages	49,427.74
6325 Payroll Taxes - G&A	10,655.88
6328 Payroll Expenses	2,975.20
Total 6320 Labor - Gen & Admin	**138,895.93**
6330 Health Insurance Reimbursements	
6331 Latif Health Ins	4,192.73
6332 Marley Health Ins	8,426.10
6333 Staff Health Ins	32.10
Total 6330 Health Insurance Reimbursements	**12,650.93**
6340 Insurance Expense	
6341 Life Insurance	660.00
6342 Workmans Comp	10,899.21
6345 Liability Insurance	12,146.03
Total 6340 Insurance Expense	**23,705.24**
6350 Office Occupancy Expenses	
6351 Rent	67,550.00
6353 Utilities	10,840.02
6355 Telephone	1,320.00
6357 Security	480.00
6358 Repairs & Maintenance	6,023.46
6359 Storage & Warehousing	1,180.00
Total 6350 Office Occupancy Expenses	**87,393.48**
6360 Travel & Auto Expenses	
6361 General Travel Expenses	3,112.17
6362 General Meals and Entertainment	6,346.93
6365 Auto Expenses	27,664.08
6367 Parking	165.45
Total 6360 Travel & Auto Expenses	**37,288.63**

	TOTAL
6370 Professional Fees	
6371 Accounting Fees	5,000.00
6372 Bookkeeping Services	51,890.62
6375 Legal Fees	5,745.60
6377 General Consulting	2,427.45
Total 6370 Professional Fees	**65,063.67**
6380 Office Supplies & Fees	
6381 Office Supplies Exp	14,715.59
6383 Licenses, Taxes & Fees	4,440.03
6385 Dues and Subscriptions	15,557.95
6387 Penalties & Interest	540.20
Total 6380 Office Supplies & Fees	**35,253.77**
6390 Bank Service Fees	
6391 Bank Stmt Fees	1,212.06
6393 Merchant Fees	187,626.14
6395 Loan Fees	66,008.30
Total 6390 Bank Service Fees	**254,846.50**
6400 Interest Expense	
6401 Loan Interest	22,409.20
6405 Finance Charge	15,310.72
Total 6400 Interest Expense	**37,719.92**
6410 Depreciation Expense	13,467.98
6420 Charitable Contributions	754.50
6430 Taxes	
6435 State Franchise Taxes	8,200.00
Total 6430 Taxes	**8,200.00**
Total 6300 General & Admin	**817,240.55**
6500 Shipping	
6510 Cost of Labor - Shipping	
6511 Shipping Wages	73,612.72
6515 Payroll Tax - Shipping	6,629.87
6517 Shipping Contractors	12,005.34
Total 6510 Cost of Labor - Shipping	**92,247.93**
6520 Shipping - Income	-139,466.93
6530 Domestic Freight	516,750.18
6540 International Shipping Expense	68,239.21
6550 Shipping Supplies	22,131.58
Total 6500 Shipping	**559,901.97**
6600 Production Expenses	
6610 Cost of Labor - Production	
6611 Production Salary	92,585.69
6612 Production Payroll Taxes	7,874.21
Total 6610 Cost of Labor - Production	**100,459.90**
6620 Production Supplies	10,632.72
6630 Production Travel Exp	841.50
Total 6600 Production Expenses	**111,934.12**

	TOTAL
6700 Design Expenses	
6710 Cost of Labor - Design	
6711 Design Salary	34,314.74
6712 Design Payroll Taxes	3,653.00
Total 6710 Cost of Labor - Design	**37,967.74**
6720 Research and Development	
6721 Design Consulting	1,916.91
6722 Patterns & Prototypes	1,830.00
6723 Sampling	2,876.32
6724 Sample Processes	7,678.08
6726 R&D Fabrics & Trims	15,222.74
6727 Competitors Samples	823.77
6728 Design Supplies	1,004.52
6729 R&D Postage & Delivery	21,122.79
Total 6720 Research and Development	**52,475.13**
Total 6700 Design Expenses	**90,442.87**
Total Expenses	**$3,103,600.65**
NET OPERATING INCOME	$ -122,287.19
Other Income	
7005 Other Income	114,476.33
7010 Cancellation of Debt	49,000.00
Total Other Income	**$163,476.33**
NET OTHER INCOME	**$163,476.33**
NET INCOME	**$41,189.14**

Spirit Hoods LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	41,189.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	0.00
1210 Inventory Asset:Finished Goods	-118,081.17
1215 Inventory Asset:Finished Goods - Other	-1,716.41
1230 Inventory Asset:WIP & Raw Materials:Raw Materials - Fur	29,320.34
1235 Inventory Asset:WIP & Raw Materials:Raw Materials - Fabric	-63,806.72
1240 Inventory Asset:WIP & Raw Materials:Raw Materials - Trims & Acc	2,583.73
1245 Inventory Asset:WIP & Raw Materials:Cutting, Sewing & Other Svcs	0.00
1320 Clearing Accounts:Online Sales Clearing	-15,343.54
1321 Clearing Accounts:Clearing Acct - Returns	0.00
1340 Prepaid Expenses	-33,544.20
1345 Prepaid Taxes	7,400.00
1350 Other Receivable	-114,476.33
2000 Accounts Payable	-133,425.77
2010 US Bank Visa	5,420.11
2020 Chase 2844 - SW Air	-34,763.03
2030 Amex 1009	38,306.78
2210 Other Payables & Accrued Liab:Sales Tax Payable	6,267.21
2215 Other Payables & Accrued Liab:Gift Cards Payable	781.21
2220 Other Payables & Accrued Liab:Accrued Expenses	0.00
2230 Other Payables & Accrued Liab:Accrued Payroll	7,355.78
2250 Other Payables & Accrued Liab:Suspense	0.00
2320 Notes Payable - Current:Qasim Khan - Current	6,000.00
2335 Notes Payable - Current:SBA PPP Loan	-41,000.00
2352 Merchant Loans:Paypal Working Capital Loan	0.00
2353 Merchant Loans:AMEX Merchant Loan	-93,960.00
2354 Merchant Loans:Shopify Merchant Loan	386,576.84
2355 Merchant Loans:Wayflyer Loan	352,191.54
2415 Notes Payable - Members:Note Payable - Shanglim LLC	250,000.00
2420 Notes Payable - Members:Notes Payable - Shannon Fabrics	-54,100.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**387,986.37**
Net cash provided by operating activities	**$429,175.51**
INVESTING ACTIVITIES	
1520 Office Equipment	-8,342.77
1600 Accumulated Depreciation	13,467.98
Net cash provided by investing activities	**$5,125.21**
FINANCING ACTIVITIES	
2520 Notes Payable- LT Portion:Loan from Qasim Khan	-12,000.00
2530 Notes Payable- LT Portion:SBA EIDL - LT	-8,000.00
3110 Partner One Equity - Chase:Partner One Draws	-2,650.00
3120 Partner One Equity - Chase:Partner One Earnings	30,079.80
3210 Partner Two Equity-Marley:Partner Two Draws	-2,700.00

	TOTAL
3220 Partner Two Equity-Marley:Partner Two Earnings	30,079.79
3320 Partner Equity - Shanglim, LLC:Shanglim - Earnings	57,255.62
3330 Partner Equity - Shanglim, LLC:Partner Investments	-250,000.00
3500 Retained Earnings	-117,415.21
Net cash provided by financing activities	**$ -275,350.00**
NET CASH INCREASE FOR PERIOD	**$158,950.72**
Cash at beginning of period	87,861.46
CASH AT END OF PERIOD	**$246,812.18**

Spirit Hoods LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 USBank Checking 9315	0.00
1002 USBank Checking 7157	18,345.68
1010 Petty Cash	1,030.00
1020 USBank Checking 1099	651,355.12
1030 PayPal-USD	7,139.79
1031 Paypal - Other Currency	722.30
1033 Veem	0.00
1072 Bill.com Money Out Clearing	750.00
Total Bank Accounts	**$679,342.89**
Accounts Receivable	
1100 Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1115 Undeposited Funds	0.00
1200 Inventory Asset	0.00
1210 Finished Goods	1,130,808.21
1215 Finished Goods - Other	55,408.50
1220 WIP & Raw Materials	0.00
1230 Raw Materials - Fur	120,679.66
1235 Raw Materials - Fabric	141,426.45
1240 Raw Materials - Trims & Acc	2,466.12
1245 Cutting, Sewing & Other Svcs	0.00
Total 1220 WIP & Raw Materials	**264,572.23**
Total 1200 Inventory Asset	**1,450,788.94**
1300 Clearing Accounts	
1310 House AR Clearing	0.00
1320 Online Sales Clearing	38,750.99
1321 Clearing Acct - Returns	0.00
Total 1300 Clearing Accounts	**38,750.99**
1340 Prepaid Expenses	36,243.19
1345 Prepaid Taxes	0.00
1350 Other Receivable	114,476.83
1360 Loan to Mac M Cutting, Inc	8,056.50
1370 Due to/from Yemenici	0.00
1380 Due to/from Shanglim	0.00
Total Other Current Assets	**$1,648,316.45**
Total Current Assets	**$2,327,659.34**

	TOTAL
Fixed Assets	
1510 Leasehold Improvements	27,394.00
1520 Office Equipment	17,266.32
1530 Furniture & Fixtures	0.00
1540 Production and Warehouse Equip	25,938.94
1600 Accumulated Depreciation	-40,960.14
Total Fixed Assets	**$29,639.12**
Other Assets	
1700 Rental and Other Deposits	17,968.76
Total Other Assets	**$17,968.76**
TOTAL ASSETS	**$2,375,267.22**

LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	567,685.63
Total Accounts Payable	**$567,685.63**
Credit Cards	
2010 US Bank Visa	613.26
2011 Central Bill x6893	14,662.79
2020 Chase 2844 - SW Air	25,726.21
2025 Chase x2307	16,252.00
2030 Amex 1009	398.63
2031 AMEX 2003	93,044.07
Total Credit Cards	**$150,696.96**
Other Current Liabilities	
2200 Other Payables & Accrued Liab	
2210 Sales Tax Payable	64,481.99
2215 Gift Cards Payable	28,884.01
2220 Accrued Expenses	30,424.74
2230 Accrued Payroll	12,213.77
2250 Suspense	0.00
Total 2200 Other Payables & Accrued Liab	**136,004.51**
2300 Notes Payable - Current	
2320 Qasim Khan - Current	6,000.00
2335 SBA PPP Loan	0.00
Total 2300 Notes Payable - Current	**6,000.00**
2350 Merchant Loans	
2352 Paypal Working Capital Loan	51,568.55
2353 AMEX Merchant Loan	0.00
2354 Shopify Merchant Loan	0.00
2355 Wayflyer Loan	-0.01
Total 2350 Merchant Loans	**51,568.54**
2400 Notes Payable - Members	
2410 Notes Payable - Donglim	0.00
2415 Note Payable - Shanglim LLC	0.00
2420 Notes Payable - Shannon Fabrics	0.00

	TOTAL
Total 2400 Notes Payable - Members	0.00
2450 Deferred Revenue	14,322.73
Total Other Current Liabilities	**$207,895.78**
Total Current Liabilities	**$926,278.37**
Long-Term Liabilities	
2500 Notes Payable- LT Portion	
2510 Loan from Greg	80,000.00
2520 Loan from Qasim Khan	73,500.00
2530 SBA EIDL - LT	2,000,000.00
Total 2500 Notes Payable- LT Portion	**2,153,500.00**
Total Long-Term Liabilities	**$2,153,500.00**
Total Liabilities	**$3,079,778.37**
Equity	
3000 Opening Bal Equity	-231,298.27
3010 Opening Balance Equity	231,298.27
3100 Partner One Equity - Chase	
3110 Partner One Draws	-72,601.49
3120 Partner One Earnings	-10,294.79
3130 Partner One Investments	30,000.00
Total 3100 Partner One Equity - Chase	**-52,896.28**
3200 Partner Two Equity-Marley	
3210 Partner Two Draws	-68,244.12
3220 Partner Two Earnings	-18,914.37
3230 Partner Two Investments	40,000.00
Total 3200 Partner Two Equity-Marley	**-47,158.49**
3300 Partner Equity - Shanglim, LLC	
3320 Shanglim - Earnings	0.00
3330 Partner Investments	0.00
Total 3300 Partner Equity - Shanglim, LLC	**0.00**
3400 Crowdfund Investment	102,492.20
3500 Retained Earnings	0.00
Parter Four Equity-Ashley (deleted)	
Parnter Four Draws	0.00
Parnter Four Earnings	0.00
Partner Four Buy Out	0.00
Total Parter Four Equity-Ashley (deleted)	**0.00**
Partner Three Equity-Alex (deleted)	0.00
Partner Three Draws	0.00
Partner Three Earnings	0.00
Total Partner Three Equity-Alex (deleted)	**0.00**
Net Income	-706,948.58
Total Equity	**$ -704,511.15**
TOTAL LIABILITIES AND EQUITY	**$2,375,267.22**

Spirit Hoods LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
4000 Retail Sales	
4010 Online Sales / Shopify	4,776,508.42
4020 Returns & Allowances - DTC	-365,301.30
4300 Retail Discounts	-214,865.81
Total 4000 Retail Sales	**4,196,341.31**
Total Income	**$4,196,341.31**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5300 COGS - Online Sales	1,556,130.27
Total 5000 Cost of Goods Sold	**1,556,130.27**
Total Cost of Goods Sold	**$1,556,130.27**
GROSS PROFIT	**$2,640,211.04**
Expenses	
6100 Selling Expenses	
6105 Marotta, LLC	129,500.00
6110 Labor - Marketing	
6111 Marketing Wages	15,553.85
6112 Payroll Taxes - Mktg	1,609.78
Total 6110 Labor - Marketing	**17,163.63**
6120 Marketing Expenses	
6121 Marketing Consultant	262,975.91
6122 Online Advertising	1,000,203.07
6123 E-Commerce	147,313.40
6124 Mktg Print Materials	888.77
6125 Marketing Supplies	6,304.81
6126 Marketing Travel Exp	942.64
Total 6120 Marketing Expenses	**1,418,628.60**
6130 Business Development	300.00
6140 Promotions	
6141 Promotional Product	82,239.83
Total 6140 Promotions	**82,239.83**
6150 Photoshoots	1,500.00
6151 Photoshoot Consultant	3,520.00
6152 Models	18,550.00
6153 Photographer	8,512.83
6154 Photoshoot Rentals	2,862.43
6155 Photoshoot Supplies	4,644.52
6157 Photoshoot Meals & Ent	462.53
Total 6150 Photoshoots	**40,052.31**

	TOTAL
6170 Festivals/Pop-up	
6171 Festival Fees	350.00
6172 Festival Consultant	148.00
6175 Festival Travel Exp	154.28
6176 Festival Meals & Ent	364.63
Total 6170 Festivals/Pop-up	**1,016.91**
6180 Commissions & Royalties	
6185 Royalties Net	18,111.26
Total 6180 Commissions & Royalties	**18,111.26**
Total 6100 Selling Expenses	**1,707,012.54**
6300 General & Admin	
6310 Consulting - Latif	159,500.00
6320 Labor - Gen & Admin	
6322 Administration Wages	119,468.15
6323 Customer Service Wages	60,886.64
6325 Payroll Taxes - G&A	14,067.21
6326 Recruiting	4,948.90
6328 Payroll Expenses	13,244.93
Total 6320 Labor - Gen & Admin	**212,615.83**
6330 Health Insurance Reimbursements	
6331 Latif Health Ins	9,208.90
6332 Marley Health Ins	5,685.00
Total 6330 Health Insurance Reimbursements	**14,893.90**
6340 Insurance Expense	33.71
6341 Life Insurance	660.00
6342 Workmans Comp	9,364.88
6345 Liability Insurance	15,378.40
Total 6340 Insurance Expense	**25,436.99**
6350 Office Occupancy Expenses	
6351 Rent	77,020.00
6353 Utilities	8,300.89
6355 Telephone	1,380.00
6357 Security	480.00
6358 Repairs & Maintenance	4,907.18
6359 Storage & Warehousing	5,506.94
6360 Gas and Electric	5,054.76
6361 Water	227.64
Total 6350 Office Occupancy Expenses	**102,877.41**
6360 Travel & Auto Expenses	
6361 General Travel Expenses	1,522.81
6362 General Meals and Entertainment	13,004.38
6365 Auto Expenses	30,394.34
6367 Parking	657.25
Total 6360 Travel & Auto Expenses	**45,578.78**

	TOTAL
6370 Professional Fees	
6371 Accounting Fees	64,219.00
6375 Legal Fees	16,033.45
6377 General Consulting	21,891.15
Total 6370 Professional Fees	**102,143.60**
6380 Office Supplies & Fees	
6381 Office Supplies Exp	15,663.15
6383 Licenses, Taxes & Fees	2,494.74
6385 Dues and Subscriptions	27,018.54
6387 Penalties & Interest	4,543.14
Total 6380 Office Supplies & Fees	**49,719.57**
6390 Bank Service Fees	
6391 Bank Stmt Fees	1,941.03
6393 Merchant Fees	117,305.62
6394 PayPal Fees	26,360.60
6395 Loan Fees	65,388.51
Total 6390 Bank Service Fees	**210,995.76**
6400 Interest Expense	274.53
6401 Loan Interest	17,934.93
6405 Finance Charge	12,769.18
Total 6400 Interest Expense	**30,978.64**
6410 Depreciation Expense	12,263.47
6420 Charitable Contributions	4,000.00
Total 6300 General & Admin	**971,003.95**
6500 Shipping	
6510 Cost of Labor - Shipping	
6511 Shipping Wages	77,834.08
6515 Payroll Tax - Shipping	6,784.57
6517 Shipping Contractors	320.00
Total 6510 Cost of Labor - Shipping	**84,938.65**
6520 Shipping - Income	-167,692.38
6530 Domestic Freight	497,920.12
6540 International Shipping Expense	54,933.50
6550 Shipping Supplies	30,260.68
Total 6500 Shipping	**500,360.57**
6600 Production Expenses	
6610 Cost of Labor - Production	
6611 Production Salary	98,499.88
6612 Production Payroll Taxes	7,735.94
6615 Production Subcontractor	1,075.10
Total 6610 Cost of Labor - Production	**107,310.92**
6620 Production Supplies	1,298.00
6630 Production Travel Exp	5,740.89
Total 6600 Production Expenses	**114,349.81**

	TOTAL
6700 Design Expenses	
6710 Cost of Labor - Design	
6711 Design Salary	40,313.94
6712 Design Payroll Taxes	3,418.36
Total 6710 Cost of Labor - Design	**43,732.30**
6720 Research and Development	
6722 Patterns & Prototypes	243.60
6723 Sampling	3,593.52
6726 R&D Fabrics & Trims	4,038.26
6727 Competitors Samples	42.69
6729 R&D Postage & Delivery	2,960.55
Total 6720 Research and Development	**10,878.62**
Total 6700 Design Expenses	**54,610.92**
Uncategorized Expense	0.00
Total Expenses	**$3,347,337.79**
NET OPERATING INCOME	$ -707,126.75
Other Income	
7005 Other Income	9,080.97
Total Other Income	**$9,080.97**
Other Expenses	
7007 Issuance Fees	8,902.80
Total Other Expenses	**$8,902.80**
NET OTHER INCOME	$178.17
NET INCOME	$ -706,948.58

Spirit Hoods LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-706,948.58
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	
1210 Inventory Asset:Finished Goods	66,963.97
1215 Inventory Asset:Finished Goods - Other	-46,641.77
1235 Inventory Asset:WIP & Raw Materials:Raw Materials - Fabric	-57,619.73
1240 Inventory Asset:WIP & Raw Materials:Raw Materials - Trims & Acc	-49.85
1320 Clearing Accounts:Online Sales Clearing	-20,399.58
1340 Prepaid Expenses	16,367.30
1350 Other Receivable	-0.50
2000 Accounts Payable	48,220.40
2010 US Bank Visa	-46,543.19
2011 Central Bill x6893	14,662.79
2020 Chase 2844 - SW Air	1,027.20
2025 Chase x2307	16,252.00
2030 Amex 1009	-37,908.15
2031 AMEX 2003	93,044.07
2210 Other Payables & Accrued Liab:Sales Tax Payable	32,385.79
2215 Other Payables & Accrued Liab:Gift Cards Payable	6,067.71
2220 Other Payables & Accrued Liab:Accrued Expenses	30,424.74
2230 Other Payables & Accrued Liab:Accrued Payroll	-8,667.31
2352 Merchant Loans:Paypal Working Capital Loan	51,568.55
2354 Merchant Loans:Shopify Merchant Loan	-386,576.84
2355 Merchant Loans:Wayflyer Loan	-352,191.55
2415 Notes Payable - Members:Note Payable - Shanglim LLC	-250,000.00
2450 Deferred Revenue	14,322.73
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-815,291.22**
Net cash provided by operating activities	**$ -1,522,239.80**
INVESTING ACTIVITIES	
1520 Office Equipment	35,694.38
1530 Furniture & Fixtures	7,804.07
1540 Production and Warehouse Equip	30,165.62
1600 Accumulated Depreciation	-61,400.60
1700 Rental and Other Deposits	-3,985.16
Net cash provided by investing activities	**$8,278.31**
FINANCING ACTIVITIES	
2520 Notes Payable- LT Portion:Loan from Qasim Khan	-6,000.00
2530 Notes Payable- LT Portion:SBA EIDL - LT	1,850,000.00
3000 Opening Bal Equity	-231,298.27
3010 Opening Balance Equity	231,298.27
3110 Partner One Equity - Chase:Partner One Draws	-15,000.00
3120 Partner One Equity - Chase:Partner One Earnings	20,594.57
3130 Partner One Equity - Chase:Partner One Investments	15,000.00

	TOTAL
3210 Partner Two Equity-Marley:Partner Two Draws	-25,000.00
3220 Partner Two Equity-Marley:Partner Two Earnings	20,594.57
3230 Partner Two Equity-Marley:Partner Two Investments	25,000.00
3400 Crowdfund Investment	102,492.20
3500 Retained Earnings	-41,189.14
Net cash provided by financing activities	**$1,946,492.20**
NET CASH INCREASE FOR PERIOD	$432,530.71
Cash at beginning of period	246,812.18
CASH AT END OF PERIOD	$679,342.89

SPIRIT HOODS STATEMENT OF CHANGES IN EQUITY

	Partners	Additional Paid-in Capital	Accumulated Income (Loss)	Total Equity (Deficit)
Equity beginning balance 2021	-3,310		117,415	$114,105
Income distribution	117,415		-117,415	
Partner Draws		-5,350		-5,350
Partner Buyout		-250,000		-250,000
Net income (loss)			41,189	41,189
Equity ending balance 2021	$114,105	-$255,350	$41,189	-$100,056
Income distribution	41,189		-41,189	0
Crowdfund Investments		102,492		102,492
Net income (loss)			-706,948	-706,948
Equity ending balance 2022	$155,294	-$152,858	-$706,948	-$704,512

NOTE 1 – NATURE OF OPERATIONS

Spirit Hoods, inc was formed on March 25 2022 ("Inception") in the State of Delarware. The financial statements of Spirit Hoods inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

YOU ARE AN ANIMAL, DRESS LIKE ONE!

Spirit Hoods Inc design animal-inspired products that create extraordinary experiences and help people bring the spirit of the wild into their everyday lives. As a brand we are dedicated to the celebration of life, the connection with oneself, the animal kingdom, and to those around you.

A SPIRITHOOD ISN'T JUST A PRODUCT, IT'S AN EXPERIENCE

Our designs transform the way in which you interact with the world, and the way the world interacts with you. They are magnetic, spontaneous, and create new playful interactions wherever they go...

Spirit Hoods Inc, is an animal-centric brand recognized worldwide for our iconic collection of faux fur (aka fake fur) products and our tireless efforts to help put an end to the primitive and incompassionate use of real fur. Over the years, we've seen noticeable changes from some of the world's most influential fashion houses and boutique brands alike — from simply introducing synthetic furs to their product line all the way to creating full blown fake fur collections. And while we are sooo grateful that others are now more conscious to avoid using real animal pelts, it doesn't stop there for us. We have high standards, even higher ambitions, and a limitless amount of creativity and passion. We're also very humbled and thankful for all of the love and support our fans have shown us and the animals for the past 10+ years.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities

Level - Include other inputs that are directly or indirectly observable in the marketplace.
2

Level - Unobservable inputs which are supported by little or no market activity.
3

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from __Ecommerce Sales_ when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for required periods under the law. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
As of Dec 31 2022:
Inventory value - $1,450,788.94

Other Short term Liabilities (excluding revolving Credit cards) as of Dec 31 2022:

==Paypal Working Capital Loan Balance - $51,568.00==

==Long Term Liabilities as of Dec 31 2022:==
==EIDL Loan Balance - $2,000,000.00==
==Additional Note Payable balances - $153,500.00==

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.
- ==We have a lease for our Headquarters/warehouse that is renewing in 2024 should we choose to renew it. Current monthly rental obligation is $6,046.00==

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of ==2,500,000== shares of our common stock with par value of ==$2.00==. As of Dec 31 2022 the company has currently issued ==51,837== shares of our common stock. Total amount raised from the Equity Crowd Fund (Closing date Dec 7 2021) was $103,675.95.

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through December 31 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Chase Hamilton, the Chief Executive Officer of SpiritHoods Inc, hereby certify that the financial statements of SpiritHoods and notes thereto for the periods ending 2021 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022, SpiritHoods has not yet filed it's federal tax return.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of the April 24 2023.



_____ (Signature)

_____CEO_____ (Title)

_____April 24 2023_____ (Date)

CERTIFICATION

I, Chase Hamilton, Principal Executive Officer of Spirit Hoods, Inc, hereby certify that the financial statements of Spirit Hoods, Inc included in this Report are true and complete in all material respects.

Chase Hamilton

CEO, Officer